FILED BY DAVITA INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: HealthCare Partners Holdings, LLC

DAVITA EXCHANGE ACT FILE NO.: 001-14106

The following is a transcript of the Capital Markets Day presentation made by DaVita Inc. on June 7, 2012.

DAVITA INC.

Moderator: Jim Gustafson

Date

8:30 a.m. ET

Kent Thiry:	(Begins in Progress) slightly defined, I’m not so sure it was polite. And then we got together for the next 15 years, not frequently, but regularly watching each other’s businesses, listening to each other’s philosophies and observing each other’s track records.

And, after 15 years, we decided in fact, it was time to do stuff together. I have believed in this segment since way back when I was a Bain & Company Partners in the 1980s, but one must wait until the world is ready to consume that which is superior sometimes and we are hoping, and obviously we’re betting a non-triggered amount of your money on the notion that now defined loosely as the next X number of years, is that right time, and in fact we could help make it the right time.

So, this is not any quick decision, was not any quick conversation, 15 years of staring at each other, 20 years of staring at the segment, waiting to see if the world was ready to make this kind of change.

Here’s the topics we’ll hit. First it’s the deal itself. This is a good space just because the value proposition to all stakeholders is substantially higher, period. And so as the market becomes more discerning with respect to preferring that superior value composition, then more of this product and service and capability will be consumed.

Each of you needs to draw your own conclusion as to what that pace of market interest, acceptance and action will be. We’re going to try to accelerate it but the fact that this is just fundamentally, comprehensively, philosophically and operationally, clinically and financially a superior model is unambiguous at this point.

Second, we did a lot of due diligence, we’ve been in this process for over a year. As we did due diligence, near the end of the interviews and of course we never revealed who we’re talking about, we’d say gee, who are the best people at this, the best organizations at this around the country. HealthCare Partners got somewhere between six and eight times as many votes or mentions as anybody else.

There was not a single person with experience in this space who did not mention them and many only mentioned them for the combination of clinical orientation and relentless clinical improvement, long term fiscal discipline and basically good down to earth people to do business with. Not necessarily always easy, because there’s some rough and tumble negotiations, but basically good folks.

Important to know that this is actually a 30 year track record, 20 years ago is when the name HealthCare Partners was put together, but if you go back to the founding group and the founding principles and the founding efforts in this sphere they’re actually 30 years old, but from an HCP point of view we’ll just point to the 20.

The deal is a solid deal, of course, one always says that upfront, you probably don’t do a lot of deals and then put up a slide that says lousy deal. The – and so we think it’s going to be a good deal, we’re betting it’s going to be a good deal and we’re acutely sensitive to the fact that we’re betting your capital on that.

The cash flow characteristics of this business, the return on capital characteristics of this business are fundamentally, relatively attractive and by relative I mean that not in some sort of modifying way, but relative to most other parts of healthcare, very attractive cash flow economics. And then we think the combination works. We’ll talk about that a little bit more.

The – so many of you know this change and one of the difficulties in this presentation is there are some people who know dialysis very well and have been with us a long time and want to learn a lot of the basics about HealthCare Partners. We have other people who know the HealthCare Partners space quite well and want to learn a little more about dialysis. We have more of the former than the latter, we’re going to try to bridge that gap throughout the day for dealing with those of you who are quite experts in the HealthCare Partners arena and those of you who are quite new to it.

But this slide captures stuff that most of us know. The important point is if you were to map an analytical trajectory with respect to each of these trends, the world has gotten a lot more intense, all of it reinforcing the notion that the markets may be ready, consumers may be ready, employers may be ready and the government may be ready to do more in this regard. So, these forces are growing in force. The tectonic plates have started to move. That’s what’s different about this sort of generic slide today versus X years ago.

They – why now? Because in general we don’t like buying things when they’re popular. That’s a dangerous thing to do. Having said that, when you get what is largely regarded as the premier asset in a space and it has fundamentally a superior value proposition and it has a long term orientation you sort of swallow your pride and go ahead and buy it.

You then still do the best job you can negotiating and in this case, we evaluate that this segment is popular right now for a very good reason and that’s because it’s in a demographic jet stream and policy jet stream of American healthcare.

You’re going to see these factoids probably too many times in this deck, but clinically they do excellent work. This is not like some of the organizations that reduced hospital days in the 80s or 90s or perhaps some today. This is through improved clinical care and eliminated waste. The track record I’ve talked about, three different markets, nobody else can say that and the reputation I already referred to in all spheres.

The deal itself, you probably know the math better than I, but one of the very good things about this from a return on capital point of view and a net cash flow point of view is the fact that we’ve got a very nice tax step up that significantly reduces the multiple for our shareholders while not decreasing the return for the selling shareholders. So that made an immense difference in the ability to get this done and is another immense bit of insurance protection and return on capital for your capital that is.

Forget that first label, attractive price, we think of it as a reasonable price. The rest I’ve pretty much already talked about. We think the risk reward profile, this business as you look at the next two years, as you look at the next five years, as you look at the next 10 years. The ratio of upside to downside is distinctively attractive. You’d never do anything without having respect for the probability and risk of downside. But, it’s really good when the upside is a significant multiple over the intermediate term and long term.

What are the core competencies that are shared across these two organizations, because you can look at them and say well dialysis is quite different from meeting the healthcare needs of entire populations and that’s a fair comment. But you have to look beneath that to what sort of athletic capabilities are required and have been practiced and demonstrated over the years.

How similar are the athletic abilities? How similar are the custom relationships, how similar are the other stakeholder relationships and the ways in which you interact with them? And here the list is very good. We both do a lot of stuff with the big payers. That’s a skill of a set of relationships and it’s relevant that we both do it. We both do extensive partnering of all types of physicians, everything from employing to contracting, to doing work with their IPAs, we look forward to sharing our best demonstrated practices in that regard.

Leading clinical quality is actually a lousy label for the next one. What’s the same about these organizations is that just much – much like high quality manufacturers, we work every year, consciously with data, with intellectual energy, with process and with talent to continuously improve our clinical outcomes.

There aren’t that many healthcare entities that bring a manufacturing continuous quality improvement to the provision of a healthcare service. Both of these organizations do, therefore it’s no coincidence that both have differentiated clinical outcomes and perhaps more importantly a differentiated trajectory of clinical outcomes and acceptance of those clinical outcomes in the stakeholders that matter.

Multisite management, as much as this is a physician driven organization, there are 152 clinic sites, so once again the art of being able to manage, in our case, 2,000 locations and for them 152 and hopefully increasing is quite relevant and very different from operating some monster that has 4,000 people in one building or one city.

Disciplined growth is more sort of a behavioral attribute, but it’s important because it further implies that it’s going to be a fairly natural fit between the two management teams because there’s so many similarities in the kind of operating approach and philosophical approach we’ve brought to our respective businesses over the last 10 to 15 years.

And then last, shared mission values, for some of you that will strike you as an excessively intangible notion of a shared core competency. We don’t look at it that way at all, we think a lot of mergers have failed because there isn’t a shared mission in values, either one has them and one doesn’t or neither do or they have them and they’re quite different.

In our case, I’ve already sat in several HealthCare Partners meetings and one of the things I say to my team when I come back, in so many ways that could have been a DaVita meeting. You could take those people, transplant them into DaVita and they would fit right in in terms of attitude, in terms of behaviors, in terms of beliefs.

A little bit more about HealthCare Partners. These are just a bunch of factoids, you can take a quick look, I won’t torture you with reading them. They’re big, that’s the point. In their arena they’re one of the biggest.

In revenue and importantly managed dollars is the right way to think about this, because in some cases they get the global capitation, in other cases they’re managing the global payment fund, even though they’re not directly at risk in putting it through their P&L. But you can see both the growth trajectory and the aggregate dollars under management.

And then, they had just some glorious years recently, which is always a little bit concerning if you’re on the buying side and one of the reasons we spent the last 14 months or so talking about and progressing it was to make sure that we felt good about the solidity of the economics. No economics are ever perfectly solid including dialysis or any other business, but we got to have a good long look at the economics.

That trajectory that was beautiful was driven by a number of things, unfortunately they aren’t good enough to certainly continue in the next couple of years, but there were some acquisitions that blossomed during this period and some very successful negotiations. The combination of that led to an unusual spurt in EBITDA.

At its core, HealthCare Partners (technical difficulty) physician led integrated care teams, physicians who get to practice medicine in the way they always dreamt they would when they were in medical school, supported by a sophisticated technical architecture and lots of care giving support and then managed through, guided through a series of management processes, disciplines, incentives et cetera, so that they have the clinical flexibility to do what’s right for the patient, but they have a tremendous amount of support and guidance in figuring that out in a data driven efficient way.

Probably you all know this, therefore I won’t read it. This was an interesting part of the due diligence process. When just talking to a significant group of their physicians, asking them which words they would use to describe their organization. So, these are already doctors who’ve chosen to work here, but you can have unhappy people where you work. And we didn’t ask them to say positive or negative, we just said what three words would you use to describe.

Perhaps there’d be a bias to the positive if you thought that your boss was going to find out what you said, even though that’s not how it worked and that was indicated. But what’s striking is there’s a lot healthcare organizations around America where if you talk to 20 docs and ask them for those three words and all of them that were said were represented here. The bigger the font, the more often they were mentioned and what’s striking about this if it’s in fact not misleading is that their physicians quality focused, patient centered, friendly, accountable, honest, those are the words that the docs chose disproportionately.

That’s unlike a lot of other organizations and gets to this sort of behavioral DNA point that’s so important if you’re going to take something from one size and try to double it or triple it. If you don’t have the operating discipline and you don’t have the shared DNA, you usually have a lot more speed bumps as try to grow.

And here’s the management overview. As I like to tell Bob, there’s certainly a lot of spring chickens on the list. So we’ll emphasize the experience rather than the springiness of the group. But you can see that there’s been a high degree of continuity and people are staying because they see this as the next step on realizing the dream of HealthCare partners, not as a quick exit.

The – I’ve already implied that they’re committed to the success that you can push Dr. Margolis on that. We did insist they sign contracts, they do have a lot of DaVita equity that they have to hold for a while and Bob is going to join me as co-chair of the broader enterprise as well as remaining CEO, the company he founded and built.

And now, on to the model itself where I will defer, as I do on so many issues these days, to Dr. Margolis.

Robert Margolis:	Thank you, Kent, and good morning. I chose not to leap on the stage as Kent is known to do. It’s – I’ve know n some of you for a while, many of you I’m just meeting and I’ll give you just a little preamble.

First and foremost my history is I’m a physician, I’m an internist and a cancer specialist and oncologist. I practiced in inner city Los Angeles hospital for 20 some years. Taking care of generally patients that had poor access to healthcare and were being treated in ways that was really uncoordinated and really that’s the basis on which I’m going to try to go through what HealthCare Partners tries to do to be patient centered, to improve the care, to improve the coordination of care of the patients we serve.

That 20 year plus gave me and a lot of the doctors that have led HealthCare Partners an incredible insight into what’s wrong with American medicine, and I think all of us know that there’s a lot wrong with American medicine, some of it’s wonderful. But for the average patient it’s uncoordinated, its incentives are all mixed up, the doctors don’t have good information and the patients are generally not served as well as they could be. So there’s a great opportunity there.

Why DaVita? We believe that HealthCare Partners had an incredible opportunity to continue to grow and spread this model. Our vision is one of being a leader in transforming the American healthcare system. DaVita’s vision was very similar, to be the best healthcare system the world has ever seen. And the cultures were very similar.

I’d known Kent for 15 plus years as he indicated, have an incredible respect for what DaVita has done, mostly my respect is around the clinical excellence that they strive for every day in the dialysis field. So there was an incredible bonding there that felt very comfortable.

We did not seek a new partner, it emerged over the last year or so and we’re just very excited to do it together. We think the future is incredibly bright and the opportunity in American healthcare to really make a difference is astounding. As we all know, it’s a financial crisis that the country has to deal with and we think we’re part of the solution.

So, let me take you through, if I could, a little bit about why healthcare partners does what it does, how it works and why we think it’s a replicable and sustainable model? And is converging with federal policy and state policy around the fact that we need higher quality, we need higher patient experience, better patient experience, we need affordable care and greater access. Those are the triple aims, some of you may be familiar with the triple aim that’s part of federal healthcare policy dogma.

Just to start with, what’s – where does the money come from to make this whole enterprise successful? It comes from efficiently using services, coordinating care, maximizing patient experience in settings that allow them not to end up acutely in the hospital wherever possible.

So, if you look at a graph like this, and this is across California for – and it’s been sustainable for years. This is just one year’s result. You see about half of the national or half of the California average of acute bed days, if you can think of acute bed day as being about $3,000 or $4,000 and you think of HealthCare Partners having close to 200,000 seniors, this is the seniors here.

You can do the math and see that there’s this incredible opportunity to redeploy that capital into the services to allow us to do this incredible amount of intensive coordination, investment in technology, investment in systems, investment in people and investment in our patients to allow them to live a healthier life and to avoid hospitalization and especially post acute and other kinds of more uncomfortable care that no patient or their family wants to go through.

Again, another example, if you’re going to keep patients out of the hospital, the first question you might ask is well, are you just denying patients care and they’re really pretty sick and they should have been in the hospital, are you getting them out quickly? The best way to analyze whether you’re doing that is do you have readmissions? Did the patients bounce back because they really were too sick? They should have been stayed in the hospital or they should have been there.

And the answer is we have about 40 percent lower readmission rates than the Medicare average. So you can get the patients to avoid the hospitalization and those that are in, you can manage them much more efficiently and not have them readmitted.

How does this all work? All of you are familiar obviously with the feedback loops, with the Deming Duran models. This is really about incredible information, it’s about the difference between population health and fee-for-service medicine. In fee-for-service medicine doctors are paid on a volume basis. Its call fee-for-volume, the more you do, the more procedures you do, the more you get paid.

If there’s a complication, you actually get paid for taking care of the complication. I can tell you, I have incredible respect for my profession of medicine, I’ve never run into a doctor that said, hey, this is good, I had a complication, I’ll make more money. But the fact is, that’s the way the incentives work. The incentives are really messed up.

In population health in one where you are taking a global budget and you’re saying how do I maximize the efficiency of care and improve the quality so that the patients are sticky, the patients want to stay with the organization, how do I do that? You do it by investing in patient care.

You do it investing and navigating the patient through this complex system of healthcare that we all know is incredibly cumbersome and incredibly frustrating for families and patients and you do it in a way that allows you with a population to do something that you just can’t do in a fee-for-service, free choice environment and that have a fixed number of patients with a denominator where you can start to look at how are the statistics on this whole population and how do I analyze the value that I can bring to this patient population.

So, if you look at this and you start with the little green bar, is you get – you get an ability to look at your population, have this incredible data source and the data source, let me just back up, comes from the clinical record, it comes from all the administrative information, like claims. It comes from pharmacy data, it comes from lab data, it comes from imaging data. It comes from all the encounters the patient has had that feed into this data source.

You can stratify that, you can define the subpopulations of patients. You can match interventions and programs to that. You can reach out to the patients, a major differential here when patients are in the traditional system, they see the physician, they get a prescription, they’re told to take the meds, they’re told to come back in three months or six months and not much happens in between except what the patient chooses to do.

In a population health system, once you’ve identified patient needs and you have a whole care management team, you have a whole outreach capability, you reach out and you bring patients in for preventive care, you make sure they’re compliant with their medications, you make sure they have access to all the appropriate other ancillary parts of the care system. So that’s the outreach in education.

From that, you constantly get the feedback in learning, you reidentify more patient needs and then you restratify. So it’s a constant process improvement as Kent referred to on both the quality side, but also the management side.

So, from these subprograms, you find that you have subpopulations, the major population is your relatively healthy and we often call them the healthy worried. Most patients are coming to the doctor because they think there may be something wrong. This is the bulk of your population, you have the opportunity to educate, you have the opportunity to deal with health education, with diet, with behavior, with anti smoking, with obesity management. Those are the fundamental building blocks of an enduring population.

Another point that might be of interest is that since we contract with essentially all the health plans, except for Kaiser, which is an exclusive model in many of our markets, we have this patient whether the employer changes from one plan to another, the patient stays with us. So we have the ability to amortize all of this investment in health and wellness over a much longer period of time than a health plan has.

Allows us therefore to really put effort into the front end, the ability to really keep these patients healthy over long periods of time. When you then next – above this next segment, you find that there’s some people with chronic disease, chronic stable disease, heart failure, chronic obstructive lung disease, asthma, diabetes.

Very susceptible to disease management programs where you really focus on training patients around the best care for that specific disease, making sure they’re compliant with their medications, making sure that they don’t run out of meds, that they know how to use them appropriately.

Then you have the patients that are sicker and these are where the costs really start to build up, that top 5 percent or 8 percent of your patients that are consuming 30 percent or 40 percent of the total budget. Those are the ones that are really susceptible to team based care, to an incredibly comprehensive and iterative team that manages those patients care. We call that our comprehensive care clinics. Other organizations have jumped into that.

For instance Anthem buying CareMore is an example of someone that said we really need this kind of care for our sickest patients. Those comprehensive care clinics and – are multidisciplinary. They might, for instance, be led by a geriatrician, a specialist in senior care who has, as a team, a care manager, a home health worker, a physical therapist, a behavior patient – a behaviorist, a psychologist or psychiatrist to deal with the mental health issues and the behavioral issues. Home care workers, et cetera, physical therapists.

So that iterative team is based on a specific care plan for those specifically sick patients and follows them intensely and is tracked by our electronic health record as to all the necessary parts of that care plan is tracked and followed to make sure that that patient gets that kind of care.

Those are the kinds of patients that you’re avoiding the hospitalization on from that first chart. They’re the ones that traditional would been in the ER, be admitted, get treated, get better, go home, 30 or 60 days later, run out of their medications and be right back in the hospital. That’s where your sweet spot is. That’s where the ability to really make a difference in patient’s lives is.

And then you get to the sicker and sicker patients, you get to the home patients that are too sick to actually get in to the office and so you have home care teams, you have physician led homecare teams managing patients in their home that allow you to really keep those patients stable and not calling 911 when things go wrong and then ultimately you get to the palliative care and the pain management and the end of life care programs and compassion (technical difficulty) end of life care program and we have about half of the Medicare average of our patients that end up in the hospital for terminal care. That’s compassionate care, that’s patient centered care. That’s what this is all about.

All these programs, as I said, build on each other. They all start with decision support. They all start with this incredible ability to have a population that you understand completely, that you monitor, that you have analytics on that you’re studying, that you’re constantly improving your programs for and, as I said, you start from the bottom with health promotion and you work your way all the way up to disease management and these kinds of programs that I just described.

It’s all about team care. We like to say that healthcare when it’s best delivered is not physician led care, it’s physician led team care and this team needs to work together, they need to be coordinated in one of our internal – statements is it needs to look like a symphony, not like a bowling team. It needs to really work well together, it needs to really pull together and it needs to be iterative, it needs to have the right people on the team for the right patient and the right patient’s care plan.

How do these analytics work? Again, I described this data warehouse, this data repository that allows you to take various electronic health record systems from the groups that we joined and the groups that we acquire, standardized data and feed them into data analytic systems, in this case to build very specific disease registries around all of these kinds of different diseases and have enormous numbers, which becomes an incredible ability to study and improve care, an ability to say what’s working and what’s not.

Here’s an example of this outreach. This is just a customized report, can be run by any of our site administrators or lead physicians. And as said, in one site, show me the diabetics, in this case it was a site that had about 70,000 diabetics who happen to have heart failure, chronic kidney disease for those of you who don’t know all these glomerular filtration rate, which is GFR, meaning that there’s renal insufficiency which is less than 30 and our non two specific drugs called (Enace and Enareb).

One of those two are really necessary and been proven to be appropriate in patients like this to keep them from having resurgence of their heart failure and readmission. We found this list, we find that ability to go out and reach out to those patients. We find that some of them refilled heir meds at Wal-Mart or something and we didn’t have it in the PBM data. That’s fine. We can update the data, but a lot of them had run out of their meds or couldn’t afford their meds, get them back on their meds, these patients don’t end up back in the hospital.

Here’s another example of the ability to then click on any of these blue ones and get down to very patient specific issues of what do these patients need that they haven’t been seen. P for P stands for pay for performance. In California and more and more now in Nevada and Florida, they’re pay for performance programs around various quality metrics and various utilization and process metrics that need to be monitored and measured.

This is the ability with this data to be able to reach in and they who has not had their mammograms, who has not had their colonoscopy, who has not had their dietary counseling or their antismoking counseling, reach out, bring those patients in, get that stuff done so that these patients then have incredibly improved ability to have preventive care and ultimately the quality of care and then ultimately, beyond that, the utilization of care is measured and monitored and coordinated and much less than traditional care.

An example, another one, of just what the doctor sees on a schedule, the patient hears the doctor and the care teams, sees that these are the tests that still need to be done, either coding or pay for performance or other things. So, on every visit there’s updates from the system on all of the things necessary to have the highest quality and most evidence based care that’s possible.

The care teams come from this reinvestment from all the money that’s saved by having lower hospitalization. Recognize we’re getting a global payment or a global risk amount of payment for this population. Therefore we’re responsible for their hospital care. When we’re able to reduce that from the 1,800 days to the 800 days, as we showed earlier, that money can be reinvested in the kinds of care teams that don’t exist in fee-for-service medicine because there’s no incentive for a doctor to hire care managers and care coordinators and social workers.

They do have some nurses, but usually just to help them in the office, to the outreach nurses, not to be clinical educators, et cetera. Hospitalists are pretty well known to many of you that follow the industry. HealthCare Partners turns out to not have a separate hospitalist company to be one of the bigger hospitalist companies should we have a separate division. And that’s because we believe strongly that having specialists in the hospital that manage these patients efficiently and work with the hospital on efficient use of resources and extend beyond the hospital to manage these patients that are very sick until they can be repatriated to their primary care doctor.

And then nurse practitioners and physician assistants are especially important, especially as we see more and more patients coming into the system, if the accountable care act passes we’ll have 30 million more and there’ll be a shortage of primary care physicians. So how do we extend that? How do we manage these primary patients that are going to come into the system as well as our current patients and that’s with physician extenders.

The alignment is important most of the physicians in the group model are salaried and have bonuses based on panel sized clinical outcomes, patient satisfaction. We avoid to the greatest extent possible ever incenting a physician for individual utilization decisions. We think that’s counterproductive and not in the patient’s best interest. We do reward them on success of the entire organization, either their site or their region relative to resource consumption.

An example of how these programs work, COPD is chronic obstructive pulmonary disease, it’s very common. It’s when patients are having trouble breathing because often they’ve been smokers for their whole life. We encourage these ambulatory visits, we encourage them in this team care. We encourage them to take their medication so you see that their visits have gone up, that their drug costs have actually gone up, but what happens, we’ve reduced by a third their admissions and their bed days and their ER visits, some by a quarter, and their cost of care by 35 percent, 34 percent.

An example of how this coordinated integrated care really has an impact on the cost of care and the quality of care, the costs going down, quality going up.

Well, we’re not the only one, but we – for a physician led organization that has – that’s in this space, that’s in multiple states and that has the ability to grow into new areas, we’re pretty unique. Kaiser is the best example I would say of someone very similar to us with the same philosophy, the same culture, the same desire to manage populations and do it extremely well. But Kaiser is fixed by the fixed staff model and they need to build bricks and mortar in hospital and clinics, it slows them down. They’re extremely good at what they do, I have great admiration and we work all the time on best practices with our friends at Kaiser.

Mayo and Geisinger are often considered wonderful models and they are, but they’re primarily fee-for-service and specialty referral models. They’re not into capitated population health in a big way. Sharpe Rees-Stealy, I have great respect for, it’s in San Diego, it’s a hospital integrated system, but it hasn’t chosen to grow outside of San Diego. It does great work, group health is also in Seattle and the Northwest.

So, how are the results and how do these three parts of our system, the payers, physicians and patients all fit in? The patient stickiness, how do we get our patients satisfied? Why do they stay with us, why do they stay with our network? Same day appointments, when you have team based care you have the ability of your physicians not to be seeing 30, 40 patients a day as many physicians are needing to do in the fee-for-service world, but seeing about half of that number, being able to invest in care team, care planning.

The ability to really educate their patients to work with the team on a very specific care plan, to deal with all of their complaints, not just what brought them in that day, and to manage them much – in a much more unhurried and patient centered way. You have the ability for patients on their online portal to get – make their appointments to see their – to see their lab results to get pushed education around their disease, to teach them there.

You have the hospitalists in the hospital managing them in a very much one on one basis, coordination with family, with transportation with other needs. So you get a very patient centered approach, a patient sticky approach because for us, again, this investment in all of these services is a long term bet that we can keep them healthy long term and keep them from using the expensive care that comes as patients get sicker.

Ninety percent plus of our patients we do intensive patient satisfaction survey, rate us very highly. We have a belief that’s not unique that only patients that say they have in total satisfaction are totally sticky. We work constantly on that number and that number is well over 50 percent of our patients that say we are totally loyal to HealthCare Partners, 90 percent plus say we’re very satisfied.

Again, some clinical results, this is on the quality side, I don’t want to bore you. I know this is a financial investor group, but quality is important to physicians, improving quality, measuring quality, showing that over time you can get to a benchmark that is above the national benchmark in quality parameters in diabetic blood control, in LDL, low density lipoprotein control, which is very important in preventing heart attacks and preventing stokes.

Payer relationships, rather than name of payers, this shows that w heave this enduring long term codependency and belief that each of us bring value to the other, and this just an example. The reason it says Nevada is we’ve only been in Nevada for that number of years.

We’re an important part of the market and every market – every market we’re the largest private physician group in the area that we serve. So we become a very important part of their network, you might call it an indispensable part. Employers demand our doctors, that keeps the – keeps the health plans from saying well, why don’t we switch to a different network.

The employers like us, the patients are very sticky, as I said, that’s a key attribute and there are not a lot of alternative networks that the health plans could choose to use. So we do have a codependency and that’s a very important enduring I think and stabilizing impact on us.

This tells you same story. We have the strong patient bond on the structural side, which again encourages the patients to tell their employers or to stick with us if the health plan wanted to switch, but on the performance side, we’re the highest quality performer, we help the health plans, you may be aware in the Medicare Advantage space, that the health plans get paid more if they have a higher quality ranking, a star ranking it’s called. We’re one of their highest if not their highest quality performers, we bring up the star rating for the plan and that increases their revenue and ours.

Because we’re fully delegated and we really manage all of the quality, all the credentialing, all the utilization, all of the referrals, the administrative costs for the plans, working with us is extremely low, therefore they’re making their money without the administrative infrastructure they need for a lot of other physician groups and we talked about care and patient satisfaction.

Physicians work with us because, as I said, they’re not seeing 40 patients a day and running faster and faster on that treadmill as their rates keep getting cut by Medicare, by Medicaid, by commercial insurers. They’re able to work in an attractive physician environment that says we’re supported, we don’t have all the administrative headaches that most physicians have in billing and collections and all of that harassment for getting approvals for referrals and so on.

Compensation is clearly at or above competitive market opportunity or at a position to be looking elsewhere. There’s professional development and as a large group, there’s a lot of physician leadership. We invest heavily in physician and management leadership training and the ability to move into the organization in roles and to overseeing areas and overseeing clinical programs and becoming more involved on the business of medicine.

And honestly, I think, and I’m told all the time, it’s that culture of physician led or physician leadership that says that a physicians this is different than being bought by a hospital. This is different than being bought by a health plan. Both of those things are going on around the country. This is an opportunity to work in a physician culture. That creates an incredible high retention rate on our physicians as you see.

Lots of nice comments about a great place to work, we love that. Its – I think we all know that if people are happy in their work then the patients are happy, the customers are happy and so it’s very important for us and we constantly strive to be a best place to work in every market.

Our outlook. I think we turn this back over to Kent. Thank you. Go get them.

Kent Thiry:	I think the biggest take away from that last section which is so, so important, and perhaps got more a clinical an operation than many of you had intellectual tolerance for. But the point is that this is not grabbing a capitated contract and throwing in a utilization manager and telling docs to keep people out of the hospital.

This is an integrated care ecosystem that’s evolved over 15 years. And actually, over the lifetime of a patient improves his health and then also, very rationally from an operational point of view eliminates waste. So, so it’s the kind of ecosystem that one can’t create by just getting a contract whether you’re a hospital or a health plan or whatever, because it’s an interlocking Web of operating systems, behavioral norms, people who are trained in a certain way and teams that are used to working together and so that ecosystem is a competitive advantage and it also bespeaks a level of sustainability that is highly relevant for all of our different stakeholders, but enough of that and on to the business model.

Three types of contracts, although by now we don’t do much Medicaid and then the contracts are capitated or they share the savings pools. And then, it’s our job to actually improve clinical quality to eliminate waste, and in some cases to use our leverage to negotiate better downstream rates in the alternative. And what yields, at its core, our doctors that are very happy, so they stay, they continue to perform better and better and they recruit their peers and patients who are getting something they’ve never had before like it, stay and talk to their friends about it.

Fundamentally about key stakeholders preferring that which they’re experiencing totally separate but on top of the economic differentiation. How does one contract work – because contracts are complicated but Medicare Advantage off of the much [aligns] to a health plan, the health plan takes the money over to the right, the HealthCare Partners takes the money that goes down to the bottom and takes care of the patient needs, its own overhead and hopefully has some shekels left over.

The – lets go through – sort of the basic trilogy of what we think is going on economically, enrollment times rate minus cost in the same way that we do in dialysis on the enrollment front, there’s nice organic growth we think over the long term, although there’s some valleys and mountains in that regard. Tuck in acquisitions, a long standing history of that, meaning you’re doing acquisitions of other groups and physicians that are contiguous to – or in the overlapping the geographic areas, then the big upside of new geographies and emerging products, things like ACOs, duals, et cetera.

The market is big, fragmented and growing. Those are proper words when they’re actually analytically true, here’s the data many of you are familiar with directionally, if not specifically. That gets to the bigness part. Here’s the data that gets to the long term growth trajectory, which does include a period where policy actually led to a decline, that was quite a few years ago, but it did happen, but the 20 year history, including periods when a majority of the House, the Senate and the President – when that party was totally in control and many thought Medicare Advantage would suffer grievous policy and reimbursement blows, did not.

And that is because for too many of the stakeholders now it’s too well established that this is a better model for the patients and a better model for the taxpayer potentially and in the case of HealthCare Partners definitely.

Why seniors choose MA separate from the wonderful service that was described so aptly by Dr. Margolis, there’s also a certain simplicity and that one plan covers everything. Look at the math on the bottom and LA is one example because the math can differ in market by market, the typical person will have saved $2,000 to $3,000 because of payments they don’t have to make if they’re in the MA plan that works with HealthCare Partners as well as getting some of those extra services.

But stare at organic growth a little bit more and try to parse it a bit, the aging and growth of population is a positive driver, as we all know, not stopping anytime soon. We think over time Medicare Advantage or its functional equivalent will continue to gain share, versus Medicare fee-for-service because America can’t afford Medicare fee-for-service.

And next issue which cuts different ways in different markets is how well do our particular payer partners perform in those markets? They’re doing better, derivatively that means we do better. The converse is also true. And then, within each payer whether or not we are gaining or losing share. These are the four analytical drivers of the net organic growth.

One of more specific forms of growth is to affiliate with a new IPA. You can see that they’re attracted to this because they get access to the managed care contracts the HealthCare Partners has. And not only is that a benefit from that in that you get all the support to better manage those patients and then get a share of the savings, but in addition, because of those extra services, you may take your fee-for-service patients and start to encourage them to switch to an MA plan.

Thereby increasing the physicians’ income, increasing the support a physician has to take care of those patients and increasing the services to the patients themselves. So it’s natural built in reinforcer of organic growth, what the IPA gets is the formidable best demonstrated practices, the over 1,000 professionals you saw and non physician caregivers.

Very extensive evolved network and maintaining their practice independence if they want and the IPA itself can be anyplace in the spectrum of exclusive to non exclusive, depending on what makes the most business sense for each side. And for us, we get a broader network and it’s very capital efficient growth, which is not to say we’re at all hesitant about deploying capital, it’s just saying we have this option.

With respect to acquisitions, we hope to make many as the years roll by, in fact, we intend to make many. The track record of HealthCare Partners in bringing post close improvements, both clinical, economic and physician satisfaction, if their track record is longstanding and impressive, there’s lots of opportunities and there’s lots of track record behind making accretive in market tuck ins and we already talked about new markets.

Duals, this is a very, very exciting formidable long term opportunity. Anybody who predicts with great certainty exactly how fast it will unfold and how well the government will partner, anybody who talks with great confidence and certainty on those two dimensions should be avoided.

But the fact is, the waste here is grotesque. These are among the sickest patients, their care has been virtually entirely fragmented, they cost society a stunning amount of money. These people are often not well and stay not well because of the fragmented care they received and of course in a number of states their budgets have reached the breaking point and finally, they have to overcome the political and in some cases ideological opposition and deal with the fact that they’ve created a grotesque mess, clinically and economically.

And so something’s going to happen here, it’s going to start happening and we think we’re pretty well positioned in terms of capability and geography, you can look at California as one of the states, which ideologically might be slow to come to this sort of thing, but is being forced to because of the budget situation launching in four counties relatively soon.

And if you just look in that on geography and say well, there’s about 440,000 duals in Los Angeles and Orange County, and we work with the three payers that are expected to handle the bulk of the dual integrated care. And then you assume that we get 5 percent of that market, 5 percent, 1/20th. And the PMPM is about $2,000, which would be typical at – that’s a $500 million revenue opportunity by itself.

The upside, of course, would be to get a higher share than that and then to take any success to other states. States tend to be copy cats in this regard. If we do a good job in the first couple, we will be pursued by many, many others. Having said all that – I’m talking about the magnitude of this opportunity, which many of you know more about than I, certainly including Dr. Margolis, we hasten to add that formidable is the other word we used upfront.

Dealing with the government on new coordinated care programs is never simple, it’s never smooth, it’s never timely. The good news is that a lot of those same difficulties that make the launch awkward and frustrating also make the business incredibly sticky especially when it works.

So, to kind of summarize the upside on the enrollment front, you’ve got the current drivers, you’ve got some emergent opportunities, and there’s some stuff going on a little bit longer term in terms of exchanges and ACOs which have more upside than downside, but awfully difficult to contemplate building into a model at this point.

Moving on to rate, the second entry in our capitalistic trilogy here. On the rate front, the news in the near term is lousy. Governments going to be cutting in different ways, we can talk about it in Q&A. There are some ways to offset rate cuts however, part of it’s through benefit changes. You saw the dramatic difference in patient economics. So often when there’s an MA cut plans will change their design in order to share the burden of that reimbursement cut with the patients, still leaving the beneficiary much better often classic fee-for-service results.

So many of our provider contracts are directly tied to Medicare rates. So if they go up we share with their network, if they go down they share with us. And the star ratings, if we do better and our plans do better on different defined measures then reimbursement gets nudged up and then there’s our actual negotiations with the payer, never easy.

Moving on to the third item in the trilogy, on the cost side. This is the high level summary of what are the big buckets and what kind of trends have been going on and are unlikely to change in the near term, absent some broader environmental change.

And so you put all that together, we expect margin compression, that’s bad, balanced hopefully by volume growth in the short term and some pretty intense opportunities in the intermediate term. And then trying to translate that to math that can be more useful to you and we do offer this up with all the qualifying adverbs and adjectives that are possible because we are new to this business. Obviously, Dr. Margolis and his team are not and there’s a lot of variables.

Having said all that, what’s represented in this slide could be the – what we explained here over the next three years. Organic growth on the MA side of that 3 percent to 5 percent, commercial about flat. If we do our job right could be we get another 5 percent unit growth through tuck in acquisitions. Could be, if we’re good enough and have some luck that we do some other acquisitions that are not tuck in, contiguous, adjacency type of acquisitions but others in new geographies and then those emerging products.

Will duals happen? Will the ACO movement take hold, in all those cases of course, what actually happens within two years and three years is quite different from what it might do to valuations if there’s enough of it that happens and one becomes optimistic at some point, but a lot of it’s going to happen.

So that’s the enrollment summary with the numbers attached, on the right side you’ve got a lot of the negative stuff on the Medicare side, on the other hand, commercial rates likely to go up in the neighborhood of commercial costs. Doesn’t always happen that way, we’re only in three markets, but over the long march of time, that appears to be how things have in general taken place. So you see the blended rate there of 2.5 percent to 4.5 percent per year and then minus the cost side, which unfortunately has bigger numbers than the rate side.

Putting it all together, talking about organic OI growth, could very likely fall in that zero to 3 percent range. Tuck in acquisitions could drive it to 3 percent to 6 percent and then maybe something good happens on top. Of course, maybe something bad happens as well.

The EBITDA outlook, again, highly qualified is for 2012 $525 million to $560 million, as always to be the projections that are meant to include the significant majority of probabilistic outcomes but all sorts of factors known to you and us could put us above or below. The actual HealthCare Partners forecast was higher than this, but this is where we are and for 2013 we think the odds are much higher that we’ll fall in this range than outside it, but we could fall outside it on either end.

Looking back at that history again of EBITDA and combining that with the forecast, you see that flattening effect that we talk about, absent our consummating some new and substantial acquisitions, the flattening will occur. We cannot replicate in the next couple of years what they experienced in the last couple years unless we happen to score an attractive chunky acquisition or two and predicting that with any certainty is foolish.

What changes are coming? If you guys start to look at the backside of that three year outlook, some of these headwinds start to fade away unless the government or life trade new headwinds. The good news for us, to some extent is that the tougher things get on a macro level, the more attractive our model is, but that could be an awfully rough way to win. The emerging products, the duals, the ACO et cetera and then our intention as stated.

And so if you held everything constant except the explicit, discretely identifiable headwinds already articulated, then OI growth would naturally accelerate just because the headwinds dissipate and everything else stays the same. As we all know and like, it’s not that often that everything else stays the same, but at least form a modeling perspective, you can tell what’s going to go away and would have to be replaced by incremental bad news in order to lead to a maintenance of that same trajectory.

2013 U.S. impact of course is contingent upon the actual earnings, interest rates and the annual amortization expense. We are still in the spot when we say we expect this to be neutral to modestly accretive on a GAAP basis, that is the most likely, but not definite outcome, and then there’s a big chunk of amortization expense and so the cash situation is better than the GAAP situation from a long term capitalistic return basis.

What are the near term swing factors? If you want to just step back in an organized way and use your intuition as well as your analysis to see how you think the major swing factors net out, this is a list intended to help you pull that off in an efficient way as you talk to your partners.

And then, what about cash? Because one of the things that shareholders should feel good about its the fundamental virtue of this business in terms of the capital intensity, both theoretical and proven and so we just did an indicative 2013 scenario where you see – just taking the midpoint of this EBITDA guidance, that range within which we’re more likely to come than not.

Look at the applied taxes on that estimate of OI, look at the after tax interest on the debt, look up the value of it, the tax step up benefit that we referred to that’s quite substantial, $60 million in cash per year, $60 million more in your pocket, each year, 15 years and you end up with about $250 million left over. That’s good news for you and us.

Now, we never do a deal, was you know of any size without looking a lot at the downside. So, if things go wrong, if we have to cross the desert, have we packed enough water so that your shares and your shareholder value is protected. We spend a lot of time comparing the ratio of upside to downside because over the long term it matters, there will times when you have downside, there will be times when you have upside. It’s important to not get killed during the downside so that you can take advantage of the times when things are good.

So, because of all this rate pressure in particular and increasing expenses, what if EBITDA just stays flat for a few years? In that scenario, we pay the interest, we actually still have $200 million a year of free cash flow to do whatever we want with it including pay down the debt.

If we did that, we would have delevered at a nice cliff and along the way, in this flat EBITDA scenario, we’d be generating an after tax cash and cash return of 8 percent, of something that’s going to leave you to go home and celebrate, but also isn’t anything that’s going to keep you awake at night. It’s a sustainable business model where you stay poised, you stay coherent and wait for the better time and then hopefully beat up on those who didn’t emerge from the desert in the same strong way.

During that period, EPS would remain neutral to slightly dilutive on a GAAP basis, very protective of your capital and would be 10 percent accretive or so, once you exclude amortization. So, in a bad scenario, we can do a good job of taking care of your equity and hopefully pounce.

Do you want to summarize? Staring at this business, think about talking to your partners. Cash flows are strong and stable. Doesn’t mean they always go up, but it means a healthy cash flow business, even during a bad time you generate lots of cash. That’s because the capital requirements are very low unless you find good acquisitions, in which case you’re happy to deploy it.

The OI growth scenario is nothing dramatic in a short or intermediate term, but has a lot of legs, awful lot of legs, the industry consolidation is incredibly low, therefore the growth opportunity is immense and there’s a lot of different forms that growth could take. We only need one or two to score before we start adding some serious incremental math for you.

Now, let’s switch to dialysis, because some people in the room are very conversant in HealthCare Partners but now with dialysis, however I’m going to zoom through this because for a bunch of the rest of you, it will bore you to tears. The – here’s legacy DaVita, we’re actually in five countries now, but it was three as at the end of the quarter.

Here’s the key summary for you and your partners. On the industry side, stable demand growth, steady cash flow, the government shares a lot of accountability for our space because of its unusual transparency and the fact that 90 percent of the patients on Medicare and Medicaid and we have demonstrated reasonable credibility and coherence in Washington DC over the last 13 years. It doesn’t mean they’re going to do stuff we like all the time, but it does mean there’s a degree of rationality to it and transparency to it, but that’s different than a lot of other segments on a spectrum.

And then, looking at DaVita specific within that aggregate industry picture, our clinical outcomes are strong and getting stronger, we’re incredible fervent advocates of total transparency, standardized methodology. We believe that when it comes to clinical outcomes the truth will set us free and the more outcomes they ask us to report and the more standardized they make that methodology, the better we will do.

We are clearly a scale provider with about a third – our compliance track record is strong and that’s tricky. The operating track record is like HealthCare Partners. The team is getting old and we really love our integrated care opportunity in kidney care.

Here is just the (data) support the stable demand growth. Many of you have seen this for years and the good news is it stayed the same four years, which is exactly our point.

The market share has grown from a small fraction of this 12 years ago to what it is today and importantly, you can see that over 70 percent of the industry is investor owned and behaves in rational manners in general with respect to making sure that no one says things that destroy the health of the industry.

Without going into clinical detail, our clinical outcomes are documentably strong and improving. And we have a HealthCare Partners like track record in terms of like doing what we said we would do year after year. We hope it isn’t too long before we can demonstrate this same sort of consistency with respect to HealthCare Partners. Launching anything new of course brings with it a bunch of nervousness since we’re learning so much as they are forced to teach so much.

Then our capitalistic trilogy, non acquired growth. It’s been a nice period, but we always normalize this for you because number of days – treatment days per quarter moves around a little bit but here’s the normalized map. Again, you see some very nice performance and if you went back before 2010, you’d see that the developed pick up is nice.

Right now points to an unusual growth spurt because of the close of the DSI acquisition, but even absent that we were at a nice total treatment growth rate.

Moving on to revenue. It is still the case that each of you is private insurance members, are subsidizing the federal government to pay for the 90 percent of our patients on whom we lose money on virtually every admission. And what’s happening in the private revenue? We’ll, we continue to do multiyear contracting with increasing sort of mutual coherence between us and the payers, developing more sensible mutual value added relationships. Of course that could fall apart any time, but that’s what’s happening.

The increase in bundled contracting now is a trend of multiple years and one that once again introduces a higher level of stability for you which is good. The mix is going to go whatever way the American economy goes and that’s an incredibly important driver of our economics as you know. And then there’s a couple wildcards.

How are exchanges going to be implemented and when, what impact will that have, and then will people move to what we call the dialysis patient equal rights, which is to say that you would not force a person to up their private insurance up to 30 months. The only patients in America that are forced to drop their private insurance even if they don’t want to and even if it’s not good for their family are dialysis patients. It’s a policy farce, it’s an abomination, but it’s been in place a long time.

Originally it was zero months, then 12, then 18, then 30 and we hope our patients rights to keep their private insurance will increase over time in addition, but right now dialysis patients are not given the opportunity to move into an MA plan if their kidney has already failed. If their kidney fails when they’re in an MA plan they get to stay in it, but they can’t join if their kidney’s failed. That also we think is an act of gross unfairness borne out of historical concerns about MA plans that people like HealthCare Partners there to a large degree laid to rest and hopefully we’ll get that changed so our patients – more of our patients can get the gift of integrated care.

On the government revenue side, you see on the left side Medicare, bunch of stuff going on. How it’s all going to net out is a little bit unclear and then you can see that 15 percent of our revenue is in Medicare Advantage, the VA and Medicaid and there the biggest headline news is that the state budget issues, of course, some are taking some hits each year.

On the expense side, basically what you’re seeing for the last few years is what you’re most likely to see over the next year or two. But at our next capital markets day where we cover dialysis in depth, we’ll do a better job of calibrating the future.

Orals. The governments taking oral drugs, which are now outside the bundle and paid for in the classic fee-for-service way into the bundle that’s what’s planned. So a very, very big question is how much money are they going to give us for that additional responsibility?

This is a tough one because their first cut a couple years ago was a number that was grossly inappropriate on the low side and their data set is really bad because this policy hadn’t existed before and a lot of patients who should get these drugs and then they got them with reduced hospitalizations and saving their own money don’t get those drugs, so the government needs to figure out what they should resume for who should use what and how much, and what will the pricing of that be once you’re in that new world.

So they have admittedly a very tough job and it’s important. We have the leading pharmacy in this space, the largest kidney care focused pharmacy in the world with the best data, but of course, our data, even when we offer them through third parties is always regarded as suspect. So it will be used but there are limits to how much they will rely on it.

And so we hope the win/win takes place where the funding is correct, not excessive, not deficient. In which case, the government will save an amazing amount of money to reduced hospitalizations and we’ll be able to proceed incredible medicate management gifts to our patients. That’s the upside. The downside is that they unfunded and it’s a mess.

On the integrated care front, we are ready. We’ve worked for a long time to prepare our own arsenal of capabilities in our demonstration project and elsewhere and hope that the government gives us the opportunity to provide the gift of HealthCare Partners like integrated care to tens of thousands of dialysis patients in America. If they do, we will demonstrably improve quality, we will demonstrably and material reduces costs and it’ll be more coherent sustainable system if they let us do it.

On a dialysis EPS growth scenario, this is not a forecast, this is just to help people step back and reflect on the fundamental characteristics of the business. You have that demand growth at about 4 percent. Add in some denovos and acquisitions until you bump it up to 5 percent or 6 percent. You assume revenue for treatment pays the same and therefore that keeps your revenue growth at about that same level, 5 percent to 6 percent. Figure in a little fixed cost leverage, that bumps you up and you get a little financial elevate, that nudges you up a little further.

And then, you say OK, holding all the other assumptions constant that I’ve just cited, you have some extra cash left over, because you didn’t have enough opportunities to spend more, which would have driven up some of the growth further out, but you didn’t and so you have some cash left over and you can buy back some stock. If all that happens along the lines of what’s indicated on the slide, then you would have 9 percent to 11 percent EPS growth. This is not a forecast, but it helps one understand the fundamental drivers of the business.

So dialysis summary, cash flows, strong and stable, capital climate is low unless we find deals we’re excited about and for 12 years we periodically have. The OI growth scenario you can see. Industry consolidation as you know is high. The growth opportunity, nonetheless is solid because the organic demand and everything else we just indicated on the prior slide and then there’s some discontinuity upsides just as there’s some discontinuity downsides.

International long term – I emphasize long term upside, not within the investment timeframe of 90 percent of the people in this room or on this webcast. The integrated care – integrated kidney care on the other hand could very well be within your investment timeframe if, if, if.

So, to summarize, let’s just put the two on one page before I talk about the cons, want to remind you of the shared athletic abilities and philosophical inclinations of the two groups. I think that’s one of the most important elements to think about. So that in fact one plus one does equal more than two. Although in this case, if there’s a good one and a good one and it just equals two, that nonetheless could be very satisfactory over the long term. That’s not what we intended to settle for.

The cash flows both strong and stable, capital requirements low and very low, OI growth talked about a lot, history consolidation high for dialysis, low, low, low for HealthCare Partners. Therefore the growth opportunity is solid for now, there’s nothing wrong with that, solid and highly probable, but huge, huge for healthcare partners and in age case, there’s some discontinuities in the downside, which we talked about and there’s some significant discontinuities on the upside, just pretty impossible to nail down in any kind of forecasting way.

And then if you presume that everything above that bottom trace happens. In other words if the OI growth is in the neighborhood of what’s indicated on the slide, that would necessarily mean that we would have cash left over that wee – because if we had deployed more cash we’d have higher OI growth, unless of course we were deploying it foolishly.

But using classic models of how we would deploy cash in term of acquisitions, de novos, et cetera. That would generate the level of OI listing. In that scenario you would have about $0.5 billion a year of excess cash to deploy in whatever way was in your and your organizations best long term interest.

So the fundamental cash flow characteristics, the fundamental return on capital characteristics of both enterprises and both industries collectively are differentially attractive for share holders as long as we don’t screw it up. And that’s – that is the end of a long introductory deck, thank you for persevering.

And now, Bob, you want to come up and – so they can ask you lots of questions.

If people want to start firing away (inaudible).

Kent Thiry:	And (we’ll) repeat the question, of course.

Male:	(Inaudible) healthcare facility for 12 years and when I first came in we heard all sorts of negative things about (high core) and (net) partners (inaudible), it comes at about what’s going on today and the opportunities today and how they’re different than where they were 15 years ago and what you’re doing today that’s different that kind of would make you feel like the downside scenario is as modest as what you mentioned versus what happened previously?

Robert Margolis:	Let me take a shot at that. I think we certainly have heard gee, well why are you different than the failed PPMs. Totally different strategy, totally different time. We lived through that, a lot of the people that were in the PPM world started out of southern California, the FDAs and the med partners especially. It was a pure top line roll up equity play and had little effort that we’re aware of for any clinical results, for clinical integration, for operational synergies. It was a fee-for-service play where they believed that they could get a lot of fee-for-service groups and they could boost their revenue through ancillaries and through more referrals and specialists.

I hope you got a sense from the discussion that we had this morning that ours is an operational philosophy, it’s one of clinical excellence its one of how do we, in a disciplined way, get doctors onto a path of treating their patients with coordinated care teams, improving results, making patients’ lives better and it’s just fundamentally different. It’s not – it’s not the same strategy at all.

Male:	And then I guess as you are doing –?

Kent Thiry:	If I can – can I just add [because since] back and I’d say ‘95 to ‘97 I was CEO of a company funded by CPG, Bank Capital, [Helen Friedman] and we wanted to get in this area and you couldn’t because you had – some of those companies doing so many dumb deals that you couldn’t get business done because of what they were offering.

You couldn’t compete against them even though you know it’s going to blow up and you found one or two, as I found Bob, who are good at it and who would not interested in doing anything at the time. And so the difference in the models was very significant even back then. But the one or two good ones didn’t want to do something and all those bad ones make it a terrible market for anybody rational.

Male:	And since you aren’t doing it in a non fee-for-service by which I think it’d be helpful for people to understand how you think about risk when you enter into these contracts? I think the slide mentioned multi-year contracts. And so you’re committing to a partner, the health plan was bidding six months before they actually know what their cost – they’re bidding this summer for 2013 and we’ve seen them blow up from time to time, one blew up last year in California. So how do you think about how you take on risk, how you price a contact for multi years when managed care companies seem to have a difficulty sometimes taking risks 12 – six months in advance.

Robert Margolis:	Yes, good question. We have – first of all, we have an esteemed expert here sitting in the middle of the table, Matthew Mazdyasni, our CFO has been with us for 20 some years. I think I described the incredible data analytics that we have, millions of patient encounters, an incredible actuarial base of information on what our patient needs are and our risk.

We believe and I think our 20 year track record has shown that we go into contract negotiations knowing more about our population of patients that the health plan does, mostly because they’re looking at their board, general generic network. And so, fully armed with incredible information is important and then structuring the contacts.

Those contracts have various safeguards in them relative to new technologies, new drugs, new things that happen, benefit changes, any of that trigger material changes in our contract, trigger new financial negotiations. So I would just say, our history is we’ve never had to break a contract because it was a bad contract or on the other side have they chosen to break a contract unless it was a bad contract and we just had an esteemed group of really experienced financial analysts going into those negotiations on our behalf.

Well armed with information that is relevant to taking risk. So it’s an art – understanding how to take risk is an art, we’ve been pretty successful at it. I think our numbers suggest that through up times and down times.

Male:	And last question, before I jump back into the queue. I think the point about you being able to keep members, even though they switch payers, it’s pretty interesting, it’s pretty compelling, the value proposition that you provide, but I guess a lot of times the managed care companies end up blowing up because they too change the benefit design, there is an influx of new patients that they just weren’t expecting before and the risk ends up being different than what they expected. So how does that flow into that negotiation that you mentioned before? I guess if you’re dependent on the payers members, how does that flow in it?

Robert Margolis:	Well, let’s differentiate Medicare Advantage from commercial. Medicare Advantage about four, five years ago adopted risk adjustment and it changed the entire complexion of taking care of the Medicare Advantage patient. For years the MA plans – a little bit of history for any of you that were in this years ago, were accused of cherry picking, of looking for healthy seniors and leaving the government stuck with the sick ones and I won’t suggest that I’m inside the insurance company and that they were doing that intentionally but probably there was some statistical evidence that they were attracting healthier patients.

A group like ours is looking for the opportunity to manage the really sick patients. That’s who we’re good at. A healthy patient anybody could take care of pretty easily. A really complex patient is one that benefits from all this integrated care and all this coordinated care. So that advent of risk adjustment changed the entire complexion of taking care of seniors to actually incent groups like ours to say bring us your sick, bring us your wounded, bring us your injured, we’re here like the statue of liberty to take care of patients that really need good care and we’re getting reimbursed for it. That’s very true.

On the commercial side, absolutely. There’s not – it’s not risk adjusted, we have to look constantly at our mix of patients and adjust our contracts and we do very diligent – we’re very diligent on it – assessing the risk profile of our patients.

And there’s a variety of feedback loops to the health plans about trying to load sick patients on any particular group, they have a lot of rules. The department of managed care in each state watches that that there’s not sort of dumping on to capitated groups.

Matthew Borsch:	Matt Borsch, Goldman Sachs. Kent, I realize I’m not going to get too precise answers on this, but just to understand the strategy, how fast do you see this moving? Clearly, for you Bob you’ve done this in part because you want it to move faster, but too fast has a lot of risks. So, that’s one part of then.

Then the other part is what are you going to look for in new physician groups and new markets to say this is the right kind of situation to move in to, versus what are situations or markets where things you’re not going to try to do that you think involves too much risk.

Robert Margolis:	Thanks, Matt. We’ve had a pretty disciplined philosophy and my guess is this guy to the left might push us a little faster than we have historically, through he’s a very easy going guy. The fact is that the opportunity is right. The – first of all, when this deal was announced, the number of physicians groups around the country that said hey can we talk to you is impressive.

So the pipeline is large, the tunnel is large. The real issue is the cultural fit. Is – I like to describe that there’s three alternatives that physicians have these days, four if you believe there are actually some that want to stay in individual private practice, very few of those. And that is during the local hospital, buying up positions like crazy. Most of those are buying up specialists in my view that keep their referrals of high cost procedures in place and as we like to say, heads and beds. So that’s a defensive strategy. I don’t think it’s a long term successful one. The history of those is checkered.

Then there’s the health plans, the health Humana, Concentra, the – the Caremore, Anthem, the Optimum Monarch. Those are getting various push backs. Certainly the Optimum Monarch is the one that’s most obvious. And so physicians that really want to work in a culturally physician centric organization is a great alternative.

So the pipeline is wide, the culture is one of do the positions actually embrace this coordinated care as the future, are they committed? Do they have in place stable and committed physician leadership? We’re not ever going to buy a group that has folks that want to cash out, at least the leadership. That’s not the method. The method – healthcare is very local, relationships are local, the specialty relationships, the hospital relationship.

So there are very prominent medium to large sized groups all over that are interested in this model that really would prefer to stay away from being bought by their local hospital. We will do that in a disciplined way. I believe Kent showed on all of these downsides and other analysis that. There’s no imperative to go crazy and do something fast and I don’t believe that it’s going to be successful to just do a roll out again as this gentlemen asked. We’re not in the roll out business. That’s not who we are.

Matthew Borsch:	If I could offer one follow up, which is on the duals, particularly just thinking about the immediate opportunity in LA and Orange County, California’s proposing to move those duals really in through the structure of Medicaid managed care and it seems like you’ve been less active there in terms of your patient mix, much more so on Medicare and commercial, correct me if I’m wrong, but will that require some change in the orientation to help HealthCare Partners positions?

Robert Margolis:	We’re learning and getting better, we have about 25,000 or 30,000 Medicaid managed care patients. I don’t know if that was on any of the slides, but we have that. We’re in active discussions with Medicaid IPAs that will probably join us that have a track record on Medicaid.

But I submit to you while the duals will come mostly through Medicaid, Medicare programs, the duals are much more like MA patients that have a lot of home and community based extensions where we need to really flex our capabilities and our muscles is in that home and community based extension. That’ll be a growth opportunity for us. It’s not going to be simple, as Kent pointed out.

But the opportunity to improve the coordination for the medi patients that have been poorly serviced in the current system is enormous and if you think about what capabilities we already have, our hospitalists, our extensivists, they’re managing patients in skilled nursing, they’re managing the patients in long term care and prevent readmissions and to prevent bounce back into the acute setting. So there’s already an incredible part of our spectrum dealing with that. We need to fill in that home and community based piece. But I don’t think that – I don’t think this is a Medicaid population, this is a senior and disability population.

Matthew Borsch:	Thank you.

Justin Lake:	Thanks, Justin – Justin Lake with JPMorgan.

Kent Thiry:	Justin, we are trying to take care of the drilling (inaudible).

Justin Lake:	Bob, you gave us some – you gave us some numbers in terms of what the EBITDA and the revenues looked like over the last four years. I’m wondering if you can give us some perspective just in terms of margins and growth over maybe a longer term profile, call it 10 years. What’s the typical organic number and what do margins, what do target margins in this business expect it to look like going forward?

Robert Margolis:	Let me turn it over to my financial guru here. I’d prefer to not express an opinion on forward looking numbers that – other than what’s been presented today.

Justin Lake:	Maybe you could just tell us what the historical numbers have been, Bob?

Robert Margolis:	Sure, I think that was – that was presented in the chart where we’re up to $520 million or so in EBITDA, our margins have been stable in the 15 percent plus range over the last several years and we saw – you saw the organic growth numbers that were presented, so I think we’ll continue to see that with the headwinds and the stabilization and some shrinkage of margin until we incorporate the Medicare Advantage changes and the – that we’re shown.

Kent Thiry:	And an important point on margin, it’s important to calculate it based on the managed dollars not the reported revenue because otherwise you start the (inaudible).

Justin Lake:	Sure.

Kent Thiry:	So it’s the $500 million or so on $3.3 billion managed dollars, minus the margin compressions that happened over the next couple years, we don’t have a number on that, our some profitabilities are baked into [when profit] three-year outlook, but can’t really [process] out.

Justin Lake:	And then just in terms of these contracts you’re signing with managed care, especially on the Medicare Advantage side. I’m just curious in the – obviously you’re negotiating some kind of capitated premium, typically I assume on a percentage basis. I was curious how much – how much say do you have in how the benefit designs are laid out? Obviously that’s a big part of pricing year to year from a managed care perspective. How involved are you with that? Do you have say over what Humana or United Health Group is putting into their benefits in a given year?

Kent Thiry:	All of the major health plans that are our strategic partners give us an opportunity to comment on the benefit opportunities. I would be frank in saying we’re not the decision makers on the benefits, the health plans are. What we do is build into our contracts various protections that if they offered benefits that are going to cost us money that there’s a material financial impact on us and that that’s an either a new negotiation or part of the negotiation of who that’s handled. So we deal with the benefit ups and downs through the kind of contract analysis and negotiation that we do.

Justin Lake:	Great, thanks.

Darren Lehrich:	Thanks, it’s Darren Lehrich with Deutsche Bank. I guess this following on Justin’s question, Kent you put up the trilogy for HCP and I guess I wanted to just better understand the cost trends a little bit more. So you – in broad brush I guess you told us 3.5 percent to 5.5 percent cost growth in the HCP business and again it would be really helpful for us to kind of square that with a little bit of history whether Bob you could put it in a range of where your base business cost growth has been in recent years so we could just understand the projection here.

Kent Thiry:	You want to take that?

Robert Margolis:	(Inaudible).

Kent Thiry:	OK.

Robert Margolis:	Well, I think the main cost drivers have been around normal inflationary growth in wages and support in hospital cost that had been more of a driver. It has mitigated in the last couple of years. It was higher, now it’s in the mid single digit range, year over year. Let me describe for a moment how we prefer to deal with our hospitals. We have this – and why we’ve been able to mitigate that rate down substantially.

We have this army you might call it of hospitalists and care managers and others in the hospital. Traditionally hospital rates and in many cases still are are per diem rates where you get – you pay a certain amount per day for each patient that’s in there.

If you think about the incentives in a per diem relationship, especially with a managed care plan like ours where we’re moving patients through rather rapidly, the hospital goes, well you’re going to front load all the expensive stuff in the first couple of days and then get them out quickly, so we need a big high per diem in the first few days.

And then we want, for the sick patients, what we call – they call stop loss in case the patients have too much costs, they want to charge a percentage of charges and as you may know, hospital charges are random, they’re all over the place, and so that’s really a perverse set of incentives. Since we have all these people in the hospital working we go let’s work on resource consumption with our hospital partners to efficiently manage the hospital’s cost.

Let’s avoid overtime, let’s avoid ordering surgeries on weekends. Lets avoid expensive infusion and prosthetics and others, or at least standardize them so that we can improve the hospital’s cost structure by doing that, we’ve mitigated the hospital’s year over year cost and we can then negotiation based on that, a much preferred rate.

So, I’d say those were the major cost drivers, our physician relationships are normal as far as – when Kent pointed out when rates go down, Medicare rates especially. A lot of our physician compensation of our network goes down, so that mitigates the cost. Likewise, so it follows the revenue. So I don’t know if that’s answered your question sufficiently, but that’s why we’re in that 3 percent to 5 percent cost year-over-year.

Darren Lehrich:	OK, and then, Kent, does the – does the cost growth projection assume sort of reacceleration of utilization trend? Could you just maybe help us understand what’s embedded in that assumption there?

Kent Thiry:	Yes, I can answer that. There is no significant difference either way so not the utilization front.

Darren Lehrich:	OK, and if I could – I wanted to just ask a broader question about the EBITDA targets that you put up here, and I guess specifically we’ve all noted there’s an earn out target that your team is subject to as part of the merger agreement. And I guess it’d be helpful for the audience just to really understand what you can and can’t do to get to that EBITDA earn out target which are $550 million and $600 million for ‘13. So maybe just help us think about what you can’t do to achieve that. My understanding is you might be able to do some M&A but maybe help us understand more broadly what’s in there.

Male:	(Have) the facts there and can do and what we can do and can’t do, could you just rephrase it because I don’t know quite know how to answer you?

Darren Lehrich:	Yes, so – so sorry if I wasn’t clear. As I looked at – my read of the merger agreement was there was potentially some M&A that you could do to get to that number. So guess I’ll be specific, what can’t you do to get to that number?

Kent Thiry:	Let me take a stab and then (Chad) or (Mitch) or someone might (inaudible) that the – we did not want to pay out more of your shareholders capital if the earn out was reached because of deploying an unusually high amount of capital. And so what there was – my memory was – number calculated was sort of a typical average expenditure on acquisitions, and that’s typical.

So they’ve invest the cash flow characteristic we’ve purchased at a certain multiple, you can use that quote/unquote normal amount of capital to buy additional earnings. As only yields that we would approve, so you can’t pay some ridiculous multiple.

But beyond that, if we decide together we wanted to play more than the average amount of capital, because it’s going to help the long term value of the enterprise, that would not count for the earn out because we would be taking the cash in versus the machine that we purchased. So I don’t remember the exact number, but that’s the principal.

Darren Lehrich:	And the last thing here, is there any major new market entry contemplated in that amount of capital embedded in the earn out?

Kent Thiry:	A major to market entry and that amount of capital, it was different what happened to all be consumed in a single transaction, I think they might probably qualifies as – maybe they’re still not quite majors, they would be medium. If it’s consumed across four or five transactions not – we don’t care, all we care about is – we’re hoping to hit the earn out, I must be very clear about it, it was drafted so that both sides would be smiling. And let’s just – try to limit yourself to two questions and then you can always come back, we’re getting a lot of (threesies) here.

Male:	Yes, and Kent, I just want to give an update the construction is outside the building, they’re working on that to see what they can do.

Kent Thiry:	Thank you, (inaudible).

Gary Taylor:	Am I next?

Kent Thiry:	Here, Gary. Go.

Gary Taylor:	Gary Taylor, Citi. I only had two questions so that’s perfect.

Male:	That’s perfect.

Gary Taylor:	They’re in multi-part, however. The first one (inaudible) …

Kent Thiry:	We can’t remember the other part, so …

Gary Taylor:	I’ll forget it myself. Dr. Margolis, I guess, kind of first question is at this historic moment, you’ve been independent for 30 years, you’ve built this enterprise. I know you had at least one financial partner along the way, but certainly had the financial wherewithal, I would think, knocking at your door to provide financing to do almost anything you want to do across the country. We could see the opportunity DaVita has identified in you. Why is this the moment for you to sell? What does partnering with DaVita allow HCP to do that you couldn’t do on your own?

Male:	(Inaudible).

Kent Thiry:	It’s a good question, he’s just a very suave and easy to get along with partner. Honestly, I expressed earlier our (inaudible) was to transform American healthcare. We’re – we’re incredible believers that coordinated care is the answer for America.

We think we deployed an incredibly useful model in three markets. We think that the policy makers in Washington and in the states we’re in see that and have applauded us and said we’d love to see that expand. We believe that the combination of the long suffering leadership of HealthCare Partners has been there 30 and 40 years deserved a liquidity opportunity, those are the ones – the non productive docs that have started this were my partners from the beginning.

So this had a combination of liquidity for some of the folks that would not hurt our engine of production at all and allowed us to partner with a – such a culturally similar organization, clinically directed – clinically oriented with a culture that was very similar to ours. Avoided us having to even talk to the insurance companies and hospitals that were very interested in us.

There’s no doubt we could have leveraged back u, we’ve done that a couple of times and then delivered quickly. We could have done that, but we just believed that this opportunity to talk now to physicians in 43 states and maybe someday in other countries. And to be able to use those spring board opportunities to evaluate new opportunities to have this incredibly larger capital base that now could be deployed if smartly and in a disciplined way we could expand this quicker. That was just compelling. So the board really didn’t hesitate on this one. This one made a lot of sense. The board had no interest in these other potential partners.

Gary Taylor:	OK, and my second question, just totally cut there. When you look at managing the clinical cost per member, per month and you gave a number of examples where some disease states down 30 percent, 40 percent and a lot of times you can take 20 percent, 30 percent of per member per month costs now versus fee-for-service. How long does that take and what’s the value proposition after you sort of normalize the per member per month costs for a given population as you continue to manage them. The value proposition as the payer just that you can manage the trend as opposed to there’s ever more savings to be generated from a given population?

Kent Thiry:	They’re, believe it or not, as standardized as we would like to be in best evidence clinical care. There’s still an enormous variation in our network between best demonstrated quality cost value and less value. So the opportunity to continuously improve within our model remains. There’s just – we can harvest many, many more opportunities to work with our care teams on better outcomes out of more efficient costs.

So that’s internally. Compare that to the country as a whole, and we look pretty good, like Kaiser or within others. But within ours there’s incredible ability. And then, you take the ability as we grow into new markets and with new IPAs, which are independent practice associations, if that’s confusing to anyone. And work with their physicians and their patients on this to bring their historical utilization down to the kinds that we’ve seen. It really is a very sustainable margin business of ability to constantly reinvest in improvement, reinvest in expansion and to hit the capital return requirements of this new venture.

Kevin Ellich:	Thanks, Kent. Kevin Ellich, Piper Jaffray. Dr. Margolis, I was just wondering, with the Medicare Advantage organic growth enrollment of 3 percent to 5 percent, how long should that tailwind last and then in 2014 and beyond, I guess, what sort of impact do you think the exchanges will have on your business?

Robert Margolis:	Yes, as you probably have seen if you followed the industry, the administration was writing off MA for years. The parity in the accountable care act that brought the fees back down to parity with fee-for-service have been pretty much absorbed through better utilization through some of these other offsets that we’ve talked about and this is in a tough economy for seniors, this is a very attractive package, so year over year, the administrate now believes that we’re going to see high single digit or even double digit growth in MA. So our number, we believe, is logical based on history and trends, but conservative.

So, we’re certainly hopeful that we’ll continue to grow our MA. If you look at what are some of the factors that have inhibited MA, its employers offering med sup plants to their retirees, that’s disappearing, employers are having a tough time doing that. It’s the folks that are on Medicare and Medicaid, which we just talked about with Matt are going to move into duals. That’s an MA type of product, perhaps.

If we can get into the technicalities there, but it may be true MA. So we think the MA growth is sustainable well into the future and is some and the governments finally come to realize is better than fee-for-service Medicare at trend control, as long as it’s not this cherry picking ending up costing the government more.

The exchange is a whole new animal. First of all, we’ll all find out in a couple of weeks whether they exist or not, perhaps based on the Supreme Court. We’ll find out more after November and the new Congress and the new – maybe a different president whether or not these things get funded or not and the subsidy is the big issue on whether the exchange really works or not.

But, all that aside, there could be 30 million more people that have some form of insurance, about half of them on Medicaid and the other half through commercial insurance and that’s $1 trillion of more money coming in to the healthcare delivery system, that’s going to go somewhere. Whether it’s going to be funded appropriately, whether anyone can make any headway, whether there’s enough primary care to absorb that, those are all what I’d call uncertainties or headwinds.

I would once again postulate that if you’ve got a higher quality, lower cost model like ours, we’re well positioned to take advantage of those kinds of situations, at least to study them and have growth opportunities there. I don’t think there’s anything in our projections or in what DaVita did in diligence that suggests that the exchanges they’re going to be a big new boon, but there’s a big opportunity.

The other one, just on that same game is these accountable care organizations that you may be familiar with. Never in this – as I mention, we’re the only multistate pioneer ACO in the country. With the pioneer ACO is is basically CMS, the center for Medicare and Medicaid said it services saying to us through the innovation center, we need folks like you to prove to us, the government, that we can manage fee-for-service Medicare in a coordinated way. And end up sharing some savings back with the government.

We think that’s a no brainer if we can get the structure of that right and as Kent pointed out, dealing with the government on any new program has got its ups and downs, but we’re launched on that, along with 30 others around the country, or 29 others around the country. So, that’s an onramp.

We see it as an onramp into MA, because if you think about it, here’s all these in our case 60,000 or 70,000 Medicare fee-for-service patients in our pioneer then if they get better coordinated care, they get sticky with our network, meaning they like the doctors and they like the care mangers themselves, they’re going to at some point be going why should we be paying our deductible for continuing that – to buy our med sup plan, we can get the same services for much better benefits and lower costs. So we think that’s another MA growth opportunity.

Kevin Ellich:	So, in essence the pioneer ACOs creates more competition for you?

Robert Margolis:	No, it creates more opportunity for us. It give us basically through a – we can get into the weeks here, but through a very complex attribution model that gives us 60,000 or 70,000 Medicare patients fee-for-service who have seen our network or doctors over the past year and basically says if you can manage these folks better, you can end up sharing the savings.

Kevin Ellich:	Got you. And then, just last question, how do you drive scale in the business? I mean Kent talked about 5 percent tuck in acquisitions, how much do you have to spent do get that 5 percent enrollment filled for those acquisitions. And how else do you build scale in the business?

Robert Margolis:	Very low capital in our IPA growth, an awful lot of that tuck in comes from doctors saying I’m tired of the treadmill where I don’t get as good services with different IPA, can I join your network? Just get the opportunity to access and have my patients go through your network, better IT better support, hospitalists, care managers, all of the stuff that we pointed out. So it’s a very low capital sort of a tuck in acquisitions.

Kent Thiry:	And let me just clarify [program] and explain one thing we’re not characterizing the 3 percent to 5 percentd MA has a conservative forecast given our particular markets some of the dynamics going on, being we’re heavily penetrated and what’s going on with some of the payers. Even though broad MA population may go beyond that, for us that 3 percent to 5 percent is we think a reasonable scenario, not a conservative one.

Who’s next?

Whit Mayo:	Over here. Whit Mayo with Robert Baird. I guess my question – maybe this is a silly question but I – can you talk about the ownership structure of HealthCare Partners right now and I guess specifically what I’m wondering is what percent of the equity your group physicians own right now and maybe if you could comment on sort of the feedback you’ve heard from your physician base since the announcement of this transaction.

Robert Margolis:	Sure. We have around $250 million or so of our doctors and senior mangers through an options that have some equity in the organization. The vast majority, I would say 80 percent of that equity is owned by senior physicians that are semi retired or already fully retired and not seeing patients anymore.

That’s why I said the big cash out for those folks is not going to impact our productivity, our constant – our patient relationships or any patient panels. And the rest are extremely excited that an illiquid option program that they’ve had for five or seven years and been told that someday maybe it will be worth something, now it’s worth something. So they’re pretty excited about that.

And so the feedbacks been extremely – the desk feedback has been, Bob, you’ve told us for years you wouldn’t sell to the health plan or a hospital system and you honestly didn’t do it, we didn’t know for sure we could believe you, now we believe you. So that one has gone over really well because DaVita is viewed as a clinical enterprise, taking care of patient son the delivery system side, culturally very simpatico and we’ve had a far amount of interchange bow with our leadership at various meetings back and forth that’s just come across as birds of a feather. So that worked out nicely.

Whit Mayo:	OK and my second question just relates to trying to identify what the addressable market opportunity is her. Your organization has grown extremely successfully in a California very capitated friendly market and then when we think of a lot of other markets in the U.S., they’re very fee-for-service driven, very organized already with the physician base. So how should we think about what characteristics of the market you’re looking at that we can expect you to grow into overtime? And I guess this in the context of maybe of more of a market based reform system outside of an ACO model.

Robert Margolis:	Excellent question, the health plans in my view – not a health plan guy, but if I were, I’d go well geez if I could pass – put $0.85 of every $1 into this group, pass all the risk, add a G&A of 8 percent, I’d be making a 7 percent margin with no risk. Form a health plan point of view they go that’s a hell of a good deal.

If we had groups that we could pass that risk and not ultimately have that risk bounce back on us, which is why health plans have not been able to capitates in other markets we would do it. And so when we have our conversations with some of the folks you’ve mentioned, the Humanas, the Uniteds and so on, they’re going well, if you would come into market A, B, C or D, help us organize the physicians, then we’d be real comfortable on moving to capitated population health. We have to test that hypothesis more.

Those models have not suggested to us yet that that’s right to use the health plan as our partner to go into new markets. We prefer to find key strong groups in markets that we think are ripe for that conversion and work with multiple payers. Our strategy has generally been to be diversified and to have multiple payer relationships in markets to the greatest extent we can because we don’t know what payers going to grow faster, which one’s not, which is going to be friendly, which is going to be less friendly when it comes to negotiations.

So diversifying our payer base has been something that we prefer. It’s not always possible because some payers sort of own a market so we understand that and we learn to work in that. So as we said, we think the trend is moving that way. We think the triple aim that I talked about in federal policy is moving that direction. We think MA is growing because of that. We think the commercial payers are having a tough time keeping their premium trends where the employers will still buy their product and therefore anyone can create a more efficient trend bending solution is admired and clearly, as I pointed out, the pipeline of folks that want to talk to us about expanding to many markets is much greater than our desire or capacity to jump into new markets. So I think that’s a good thing when demand far exceeds supply that’s – that’s good for us.

Gary Lieberman:	Thanks, Gary Lieberman from Wells Fargo. As we move into new geographies, what are the challenges you have to gain critical mass in those geographies and how do you overcome that?

Robert Margolis:	Yes, another good question. We prefer to partner with serious position networks that are already in that market and have critical mass. Usually it’s critical mass of fee-for-service that’s ready and ripe for that conversation that has payers that are saying if you partner with us we’re willing to start doing population health and move in that direction.

So we’re not very fond of showing up in some new city and saying here’s five doctors and let’s see how we’re going to grow from there, or let’s build a clinic and see if anybody shows up. We want a partner with substantial physician centric organizations that already have a big footprint in their market and that’s why we did JSA in Florida, was the substantial organization there.

Nevada was an interesting sort of add on that came as a follow up to the JSA purchase six or seven years ago, which was a relatively small group, but it was a group that had some capitation experience on the professional side. We added all of the bells and whistles, meaning hospitalist system, the care management, the other pieces of it, and it grew, as you may know, to be essentially equivalent on market share on seniors with Sierra that had been there for 30 or 40 years.

We did that by being a very attractive physician magnet, for all the – the non Sierra physicians in town basically have become part of our network. So this is really how do you get a footprint, how do you then expand with this sort of hub and spoke strategy of having a strong physician centric base and then attracting the affiliate physicians through all these system connectivities that we talked about. That’s the model of growth.

Gary Lieberman:	And my second question would be, just to add on to that, in term of your contracting with hospitals, how do you go about that? How difficult is that? Are you able to leverage with some of your managed care customers in terms of gaining access to the networks?

Male:	Yes, it’s a mixed bag. Traditionally, we were such in the three markets, such dominant admitters in the hospital that we definitely were a strategic partner and we had to come to good accommodation. As the hospital beds squeezed and they felt more powerful as I explained over the years, they were asking for higher and higher rates. That became one where we basically piggybacked on the health care plan rates that they had with the hospital and I’d say that now it’s a mixture between those two where in our bigger strategic hospital relationships we do – we don’t like to use the word leverage, we use our combined best efforts to get to a good rate and where that doesn’t exist, the health plans always have a default rate.

Frank Morgan:	Frank Morgan with RBC Capital Markets. I your earlier remarks you mentioned about your ability to manage chronic patient populations and effectively being a disease [mistake] manager. I’m curious about your expertise in either dialysis or just diabetes. Are there any clinical or strategic competencies you can bring to DaVita, on their side of the business, particularly as the one where you’re sort of either integrate your model or a global bundle for dialysis?

Robert Margolis:	It’ll be very presumptuous of me to look over here and say we’ll teach these guys about dialysis. I imagine there might be some best practices that we’ll learn from each other as Kent has learned through studying our – I think we have 1,100 dialysis patients at HealthCare Partners now under global integrated care.

So I think there’ll be opportunities to learn how that works and what works better. I think that Kent can speak to it, but he believes that extra volume will help in the discussions in Washington about coordinated, integrated dialysis care. So we’re very hopeful on that. Clearly having a large patient base, millions of patients that we care for, as you saw 700,000 or so, under global payment mechanisms, we have an incredible database to learn best practices and to deploy those in a more evidence based standardized way against chronic disease like diabetes.

Obviously the dr4ivers today of future healthcare costs are obesity tied very heavily to diabetes, to hypertension, to heart disease. So using that massive sort of population analytics to get at these chronic diseases and figure out best ways to treat them is just – is just a marvelous competency. It’s one that gives us great hope that we can do this across greater and greater populations.

Randy Gohlke:	Hi, Randy Gohlke with Muzinich & Co. I just have a quick question, as you historically expanded geographically, what was the biggest challenge or the biggest hiccup that you experienced and how did you overcome that?

Male:	Yes, I think some of the – some of the hospitals get pretty nervous when we come into town because the end result of that are fewer patients in the hospital, so we’ll get some push back, the hospitals will sometimes rally around their medical staff to say don’t join these guys. So we have to overcome that. We’ve successfully done that.

We’ve been either smart, lucky or fortuitous in using growth opportunities where the physician leadership really believed in our model and stuck with it and we’ll have to be smart to make sure that continues because I think you cannot overestimate the difficulty of moving to a new market unless you have embedded, well respected physician leaders that want to stay in that market.

As we like to say, sort of a play on the governments here and we’re here to help you. Us showing up in Iowa and saying we’re from California to teach you how to do good medicine, that’s never going to work. So, you got to have those local leaders, you get to have that in place and they got to be committed to the conversion to better care.

Ask this guy a few questions.

Male:	I like this.

Kevin Fischbeck:	I can’t help – this is Kevin Fischbeck from BofA again, I can’t help getting back into the queue. I guess maybe a question for Kent, when we think about the operating income growth that you kind of laid out for the two businesses, HealthCare Partners has a – it seems like it has a low organic growth at least for the next couple of years, even when you throw in acquisitions and then with the dialysis business is doing or anything.

How do you think about diversifying into that? Should we expect – although maybe now is not the time to be in long term growth targets. Should we expect those two growth members to look more similar past 2014, or should we always kind of expect it to be a little bit smaller? And I’ve had some clients ask me a question of whether this was a way to diversify away from dialysis at any point – in any way and the risk of reimbursement cuts or anything like that. Can you just talk a little bit about how you view this? Is this – this feels more offensive than it does defense, but if you could just give your thoughts on the difference.

Kent Thiry:	Yes, I’ll do the second one first. This is definitely way more offensive than defensive. Although, actually and pragmatically and analytically, the notion of having one business that makes more of its money on Medicare and the other that makes more of it on commercial has a – there’s a certain appeal. In the end we want to make money on both, but nevertheless, right now the facts are what they are and whether or not – which business will generate greater capital efficient OI growth long term, game on. Don’t know.

Male:	No pressure.

Kent Thiry:	Yes, and in the short term, we just can’t escape the risk of margin compression on the one side and therefore there’s a difference that you cited between the two in the short term and the question dialysis, we always live on that razor’s edge of private pay mix which could lead to margin expansion for pressure in the short term inside or outside, above or below the band of OI growth that we put in there as a scenario.

But long term, certainly, the HealthCare Partners side can get much, much larger than dialysis. And therefore, at some point that would mean that there a line of growth would be higher as well, but I think that scenario is outside your investment timeframe. So it’s truly less relevant.

Kevin Fischbeck:	OK and then just going back to the contracting question I kind of asked earlier, what happens if you do get upside down in contracting? How often does that happen? And what are the remedies to doing it if not – you talk a little bit about what you can do if it – the payer changes benefits, but if there’s something else that’s going to drives it, how could we [complete] if you get out of contracts where you’re not making money?

Male:	Most – well, most of our contracts are two to three years on the commercial side. As I said, we have a 20 percent plus year track record of not getting upside down. Of creating contracts that have enough flexibility for unforeseen consequences? I think we all know that when you’re taking risk there are downside scenarios, the one that – I just pointed out is if you get a lot of really sick patients in a commercial population, those are often NEO nats or NICU patients, you take a – you take a hit that quarter.

The question you haven’t asked is maybe you were thinking to ask, but I’ll ask it for you, is do you buy reinsurance for that? And the answer is that we’re large enough that we’ve chosen to be self reinsured because the cost of reinsurance over any multi year period far exceeds the return we would have gotten for trying to stabilize that one quarter or that one year’s bad experience.

Now, in this new world, how much appetite is there for quarter to quarter bumps do to those kind of vagaries and utilization? I think we’ll have – we’ll work together on how to best mange that. But in our 25 or 30 year history, that’s the way it works, you get a few bad cases, we’re large enough, so it takes a really large number of bad cases before it really hits our trends very much.

But that’s the way the world bounces. You are taking risk and you are managing these patients and you can’t avoid the necessary care. There’s absolutely no one in our organization that wouldn’t treat somebody that needs to be treated. So, when those things happen, you take a financial hit, but it does not rise to the level of wanting to buy – expensive reinsurance.

Kevin Fischbeck:	So, [can’t ask you what I] think about people in this room, but in your view, the commercial business is more – maybe a riskier business than the MA business, just because of that selection and the lack of risk receptors.

Male:	They both have their ups and downs. Obviously there’s more opportunity to make money in the Medicare Advantage because the patients are sicker, there’s more top line revenue if you manage them 5 percent or 10 percent better with a bigger top line number, you have a better bottom line number. You are protected on the Medicare side and you’re paying DRG, which is the way you pay hospitals. So, if somebody’s stuck in a hospital or out a contract, out of network hospital, there at least is a federal payment mechanism that is as limited and not charges hospital charges. So I’d say on balance, yes those – that’s a true statement.

Kevin Fischbeck:	And the last question. I don’t remember seeing a payer mix number. How much of your revenue comes from Medicare versus commercial versus Medicaid?

Male:	About 50 percent of our revenue comes from MA. Even though it’s about a fifth of our membership.

Kevin Fischbeck:	And is Medicaid small –?

Male:	Medicaid is very small.

Male:	(Inaudible).

Kevin Fischbeck:	I was back in so I thought I had unlimited questions, you can’t give an analyst an open mic.

Male:	He’s asking two for BofA and two for Merrill Lynch.

Kevin Fischbeck:	Exactly. All right. Thank you.

Male:	I think some of them –.

Male:	(Inaudible) back first, OK.

Henry Reukauf:	Yes. Just a question – Henry Reukauf at Deutsche Bank. You mentioned I guess a lot of geographic growth is what you’re looking for, of course, and that the acquisition CapEx that you’re going to have to spend isn’t too much. But if you’re looking for groups that – IPA groups that have critical mass and area, why aren’t they going to look for a liquidity event. Wouldn’t the multiple have to be something that’s fairly large? You’re receiving on e here. So to expand, don’t you need to spend acquisition CapEx? I’m not quite sure why you don’t.

Male:	Well, first of all, our multiple is extremely low compared to what we deserve but that’s a –.

Henry Reukauf:	Obviously.

Male:	A separate – a separate conversation. The – what are the right multiples for our industry, who knows. They’re bouncing all over the place. Our history is that significant groups that are not in our business, that don’t have our critical size, that done have our capabilities are two to three turns less expensive than we are on a multiple basis. So that if we can grow and create these results and then get the impact of essentially getting the multiple accretion as well as the bottom line, that’s a nice strategy and that’s what’s created – that’s what’s created our value today is buy low and sell low.

Male:	Two quick ones. The first is, when you go into a new market, so when you went into Florida and Nevada, is your opportunity to impact utilizations so that you’re making money on day one in those markets? Or given the clinical resources you have to put into the population management, do you lose money in year one, do you break even in year one? How does that work from a timing perspective?

Male:	Well, we’ve always gone into markets that were already profitable and we paid a multiple based on that, we capitalized their profit. We’ve never seen that decrease, it’s always increased over time. Much of that is is because of contract renegotiation or getting population health contracts that could then start having an impact in hospital utilization.

Don’t in any way underestimate the value of reducing hospital utilization through good care. That’s where the money gets spent. The money is in the instructional end and if you can reduce that expensive end of care appropriately without patients readmitted, as I pointed out, without patients suffering, you can invest in all these programs pretty efficiently and it’s not – it’s the incentives in healthcare today are so screwed up that – and it’s not for bad caring, it’s not cause the doctors are bad.

But if you have a doctor seeing 40 people a day and Mrs. [Jones] comes in and says I’ve got five new symptoms and I feel terrible and the doctors going to say I’ll put you in the hospital. I’ll see you over there, we’ll do all these tests and we’ll figure out what’s wrong. That may or may not be necessary if the doctor has time and there’s a care team, you go let’s find out what’s going on here, do you really need to be in the hospital. Can we mange that at home with home health.

Can we get you better Medicare compliance? That is a very efficient and effective way. So it’s not that the other system is broken because there’s bad people doing bad things, it’s just the way the incentives work. It just is not coordinated. So it doesn’t take a ton to start seeing the utilization improvement. Doesn’t take a ton of investment.

Male:	My follow up is does that – do your clinical strategies – how much does it matter whether it’s an owned employed staff model physician group versus a contacted IPA, presumably you’d think on a contracted model you’d have less ability to influence physician decision making, less integrated clinical management, but just what are your thoughts on that?

Male:	It’s a true statement. So, those not – it’s not totally consistent. We have some of our affiliate models at work as well, or even better than some of our group models, employed models. That’s not the rule, but it does occur because you can seriously influence the behaviors of affiliates if they believe what you’re doing is for good clinical care.

If you’re given great information, if you’re given good feedback loops and if their patients are satisfied. So, it is possible, but in general, you’re right, the differential is that the contribution margins of both are very similar because while utilization might be slightly worse in the affiliate model, it’s a variable cost model and you don’t have all the fixed costs of your group model.

So when you normalize across the group model fixed costs plus the variable costs versus just the variable costs in the affiliate model, you do get very similar contribution margins on both sides, even with disparate utilization.

Where that leads you is if you can get the utilization and the quality statistics in the affiliate model to normalize and be as good as the staff model, it actually becomes your preferred growth model and as you probably noticed or could have seen, much of our growth is coming through the tuck in affiliates and the improved results on the affiliate side and its why it’s more expandable because it takes more time to have a facility, employ everybody, staff it and so on as opposed to network.

So you get that base affiliate, you get that base staff model or group model, as I said, that’s our preferred and then you build that hub and spoke around it, you build those affiliate networks around it. That’s where your growth comes quicker because they have a pool of fee-for-service patients that if you’re – if they’re satisfied and they like the system, those patients get encouraged to move into the system, because there’s better benefits at lower cost to the patient, more coordination. So it builds on itself, it grows.

So the affiliate model is clearly a differentiator and why we think and we talk all the time to our friends at Kaiser, we have a distinct competitive advantage over Kaiser and they acknowledge it and that we can grow with the affiliate model, and they’ve chosen not to do that and in most markets they’re very fixed on their – on their staff and hospital ownership model.

Male:	(Inaudible).

Darren Lehrich:	Yes, there’s a question here. Darren Lehrich with Deutsche Bank. I was hoping you could just talk a little bit more about the physician compensation structure. You talked a little bit about some of the incentives but just for typical physicians in your network, particularly those that are employed. What is the typical split between bonus and regular income and how are the bonuses typically triggered in your view?

Male:	I’ll try not to be too facetious. Every compensation system for physicians is a way station to the next one. That was a joke. But it’s a truism. We have lots of different compensations based on need, based on what’s going on. Within the group model physicians are almost always salaried and have a bonus potential of their brand new 15 percent, up to more experienced physicians, 30 percent or so of their total compensation that’ll be tied to quality, tied to panel size, tied to patient satisfaction and tied to entire regional results relative to resource utilization and as I said, not tied to individual utilization decisions. So that’s our group model.

Within the affiliate model, I would say the preferred is to have discounted fee-for-service for the primary care physicians and then too have large specialty networks that are capitated. The reason for that is that – again, this is a little inside baseball, you want to incentivize the primary care physicians to manage these patients and be real coordinators of care and not be incented to just refer them to specialists because they just say I can get – I get capitated and I get the same amount of money whether I manage them or not, I’ll send them to the specialist.

So you have a – you’ve aligned incentives better with that model. So, I’d say that’s our predominant model, but we do have capitated primary care groups. We do have capitated specialty groups, sub capitated. Usually within those specialty groups they have some modified fee-for-service to their own specialists, but the group itself is capitated for services.

Darren Lehrich:	And my second question, this is the last question here is, just going through your Web site and some of your materials that HCP, it seems like there is a lot to the organization. You’ve got a contracting business. You’ve got pharmacy, you’ve got a CRO, I guess just stepping back from all those things that are part of the company, can you just maybe help us think about what you think might be a one or two of the hidden assets that you’ve been fostering inside the organization that could have a bigger future beyond what we’ve just talked about here in terms of the physician network.

Kent Thiry:	Yes, a few things, we’re we have and didn’t even mention it – we have a fairly sophisticated clinical research arm that can take this massive population and do clinical studies, we could grow that over time. We’ve chosen not to make it too big. Its a few million dollars so it really doesn’t move the needle at this point, but it could grow if we chose. I mentioned that we’re one of the largest employers of hospitalists in the country.

There’s opportunity for us to expand our reach and use our hospitalists for things other than just managing our patients and there are examples where we’re doing that now. Our hospitalists in some of our core hospitals, especially inner city hospitals are helping to manage the indigent care patients along with the community clinics and others as a way to avoid the hospitals eating a lot of cost relative to non paid patients. So, there are other attributes or other contract extensions that we would consider for as example those two things.

Male:	And let me just add to the answer the prior question, one thing that really struck me and it gets back to the point that this is why Medicare ecosystem not some sort of sterile utilization management factory. The – on the physician incentive front, they really view the patient satisfaction scores with great rigor, great consistency, great emphasis.

And so if you’re a doctor or a group and your scores aren’t high enough, you have to go through some coaching and/or some remedial work to get those scores up, which is something that happens in very few sub key organizations and if your skill is still stay too low, at some point the physician will be told this isn’t the right spot for you to be because you can’t deliver both the clinical care and a degree of patient satisfaction that we think is an essential part of our value proposition. So just one of those micro examples that only pops up in an ecosystem and it actually has in its DNA the total patient experience, otherwise you would never do that.

So, thank you all very much for your interest in our new capitalistic adventure. Take care.

Male:	Thank you.

END

Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements. Important factors that might cause such a difference include, but are not limited to, costs related to the Merger; DaVita’s or HCP’s inability to satisfy the conditions of the Merger; the need for outside financing to pay the cash consideration in the Merger; DaVita’s inability to amend the senior secured credit facilities or obtain the other financing necessary to pay cash consideration in the Merger; and other events and factors disclosed previously and from time to time in DaVita’s filings with the SEC, including DaVita’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and, when filed with the SEC, the Registration Statement on Form S-4 (the “S-4”) to be filed by DaVita in connection with the shares of DaVita common stock to be issued in the Merger. DaVita bases its forward-looking statements on information currently available to it at the time of this release and undertakes no obligation to update or revise any forward-looking statements, whether as a result of changes in underlying factors, new information, future events or otherwise.

Additional Information and Where to Find It:

In connection with the Merger, DaVita intends to file with the SEC the S-4 to register the DaVita common stock issuable in the Merger. Investors and security holders are urged to read the S-4 and any other relevant documents to be filed with the SEC because they will contain important information about DaVita and HCP and the proposed transaction. Investors and security holders may obtain a free copy of the S-4 and other documents when filed by DaVita with the SEC at www.sec.gov or www.davita.com.